UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001- 40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Entry into Material Definitive Agreements

Private Placement

On November 7, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 180,000,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”) and three warrants, each to purchase one Share (“Warrant”) with an initial exercise price of $0.388 per Share, at a price of $0.155 per Unit, for an aggregate purchase price of approximately $27.9 million (the “Offering”). The Company plans to use net proceeds from such Offering to develop its new pharmaceutical division, including the development of a monkeypox vaccine, and to cover laboratory acquisitions, recruitment of talent, and purchase of related equipment, in addition to working capital or other general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.388 per Share for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares and Warrants for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The closing of the Offering will be subject to the approval of shareholders of the Company and upon the satisfaction or waiver of all of the closing conditions set forth in the SPA.

The forms of the SPA and the Warrant are furnished as Exhibits 99.1 and 99.2, respectively, to this Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2024

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

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